Contura Energy, Inc.
340 Martin Luther King Jr. Blvd.
Bristol, Tennessee 37620
October 15, 2018
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3628
Attention:
Michael Killoy or Brigitte Lippmann, Office of Beverages, Apparel and Mining

Re:	Contura Energy, Inc.
Registration Statement on Form S-4
File No. 333-226953
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Contura Energy, Inc., a Delaware corporation (the “Registrant”), hereby requests acceleration of effectiveness of its registration statement on Form S-4 (File No. 333-226593), as amended, to 4:00 p.m. Eastern Time on October 16, 2018, or as soon as practicable thereafter.
The Registrant hereby authorizes Byron B. Rooney of Davis Polk & Wardwell LLP to orally modify or withdraw this request for acceleration.
Please contact Byron B. Rooney of Davis Polk & Wardwell LLP at (212) 450-4658 or byron.rooney@davispolk.com with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.
Sincerely,
Contura Energy, Inc.
/s/ Mark M. Manno
Mark M. Manno
Chief Administrative and Legal Officer, General Counsel and Secretary of Contura

cc:	Charles Andrew Eidson, Chief Financial Officer, Contura Energy, Inc.
Andrew B. McCallister, Esq., SVP, Secretary and General Counsel, ANR, Inc. and Alpha Natural Resources Holdings, Inc.
Mark D. Wood, Esq., Katten Muchin Rosenman LLP
Robert Slappey, KPMG LLP

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